

July 30, 2015

Via E-mail
Domenic Dell'Osso, Jr.
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

>   Re: **Chesapeake Energy Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed February 27, 2015**
>   **Supplemental response dated July 15, 2015**
>   **File No. 1-13726**

Dear Mr. Dell'Osso:

We have reviewed your July 15, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.   Your proposed disclosure in response to prior comment 2 identifies the impact of commodity price fluctuations as the most important driver of the full cost ceiling test in the current environment. Please expand your proposed disclosure to explain how the sensitivity information regarding discounted future net oil and natural gas revenue correlates with the full cost ceiling test limit as defined by Regulation S-X, Rule 4-10(c)(4). Your disclosure should further clarify the correlation between changes in discounted future net oil and natural gas revenue based on prices observed subsequent to

the reporting period and the full cost ceiling test limit with regard to reasonably expected impairment charges in the near term.

Notes to Consolidated Financial Statements, page 79

Note 4. Contingencies and Commitments, page 93

2.   Your disclosure on page 93 states that you have entered into long-term agreements for certain natural gas gathering and related services within specified acreage dedication areas in exchange for cost-of-service based fees redetermined annually or tiered fees based on volumes delivered relative to scheduled volumes. Please tell us whether these agreements meet the definition of unconditional purchase obligations with the characteristics defined under FASB ASC 440-10-50-2. If applicable, tell us how your disclosures meet the requirements of FASB ASC 440-10-50-4 and 50-5. In your response, identify when you originally entered into these agreements and provide further detail as to the fixed and variable components of their terms.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief